UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D
                                (Rule 13d - 101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
                  AMENDMENTS THERETO PURSUANT TO RULE 13d-2(a)


                          CAPITAL BEVERAGE CORPORATION
      ---------------------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, $.001 par value per share
                         (Title of Class of Securities)



                                   139818 10 8
                                 ---------------
                                 (CUSIP Number)




                  Carmine Stella, Capital Beverage Corporation,
       700 Columbia Street, Erie Basin, Brooklyn, NY 11231 (718) 488-8500
 ------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Persons Authorized to
               Receive Notices and Communications)


                                  June 29, 2001
                              ---------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

                                  SCHEDULE 13D

-----------------------                       ----------------------------------
CUSIP No.  139818 10 8                        Page      2 of 11          Pages
-----------------------                       ----------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON:           Carmine Stella
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

---------- ---------------------------------------------------------------------
2
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  |X|
                                                                   (b)  |_|

---------- ---------------------------------------------------------------------
3
           SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS
                    SC
---------- ---------------------------------------------------------------------
5
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(d) or (e) |_|


---------- ---------------------------------------------------------------------
6
           CITIZENSHIP OR PLACE OR ORGANIZATION

                    United States

---------- --------------------------- -----------------------------------------
                                          7
              NUMBER OF                         SOLE VOTING POWER
               SHARES
             BENEFICIALLY                        709,091
              OWNED BY
                EACH
              REPORTING
               PERSON
                WITH
                                       -----------------------------------------
                                          8
                                                SHARED VOTING POWER

                                                    0
                                       -----------------------------------------
                                          9
                                                SOLE DISPOSITIVE POWER
                                                 709,091
                                       -----------------------------------------
                                         10
                                                SHARED DISPOSITIVE POWER
                                                    0
---------- ---------------------------------------------------------------------
   11
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             709,091
---------- ---------------------------------------------------------------------
   12
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                               |_|

---------- ---------------------------------------------------------------------
   13
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                               22.3%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
                                                 IN
---------- ---------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                       ----------------------------------
CUSIP No.  139818 10 8                         Page      3 of  11        Pages
-----------------------                       ----------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON:           Anthony Stella
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

---------- ---------------------------------------------------------------------
2
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  |X|
                                                                  (b)  |_|

---------- ---------------------------------------------------------------------
3
           SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS
                    SC
---------- ---------------------------------------------------------------------
5
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS (2)(d) or (e) |_|


---------- ---------------------------------------------------------------------
6
           CITIZENSHIP OR PLACE OR ORGANIZATION

                    United States
----------- ------------------------- ------------------------------------------
                                          7
              NUMBER OF                         SOLE VOTING POWER
               SHARES                                    77,273
             BENEFICIALLY
              OWNED BY
                EACH
              REPORTING
               PERSON
                WITH
                                      ------------------------------------------
                                          8
                                                SHARED VOTING POWER

                                                         0
                                      ------------------------------------------
                                          9
                                                SOLE DISPOSITIVE POWER
                                                      77,273
                                      ------------------------------------------
                                         10
                                                SHARED DISPOSITIVE POWER
                                                     0
---------- ---------------------------------------------------------------------
   11
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             77,273
---------- ---------------------------------------------------------------------
   12
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                   |_|

---------- ---------------------------------------------------------------------
   13
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                               2.4%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
                                                 IN
---------- ---------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------             --------------------------------------------
CUSIP No.  139818 10 8                 Page       4  of    11          Pages
-----------------------             --------------------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON:           Monty Matrisciani
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

---------- ---------------------------------------------------------------------
2
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  |X|
                                                                   (b)  |_|

---------- ---------------------------------------------------------------------
3
           SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS
                    SC
---------- ---------------------------------------------------------------------
5
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(d) or (e) |_|


---------- ---------------------------------------------------------------------
6
           CITIZENSHIP OR PLACE OR ORGANIZATION

                    United States
------------------------------------- ------------------------------------------
                                          7
              NUMBER OF                         SOLE VOTING POWER
               SHARES                                  166,667
             BENEFICIALLY
              OWNED BY
                EACH
              REPORTING
               PERSON
                WITH
                                      ------------------------------------------
                                          8
                                                SHARED VOTING POWER

                                                     0
                                      ------------------------------------------
                                          9
                                                SOLE DISPOSITIVE POWER
                                                   166,667
                                      ------------------------------------------
                                         10
                                                SHARED DISPOSITIVE POWER
                                                     0
---------- ---------------------------------------------------------------------
   11
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             166,667
---------- ---------------------------------------------------------------------
   12
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                          |_|

---------- ---------------------------------------------------------------------
   13
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                               5.2%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
                                               IN
---------- ---------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------                 ---------------------------------
CUSIP No. 139818 10 8                    Page    5 of  11       Pages
----------------------                 ---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON:           Daniel Matrisciani
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

---------- ---------------------------------------------------------------------
2
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  |X|
                                                                  (b)  |_|

---------- ---------------------------------------------------------------------
3
           SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS
                    SC
---------- ---------------------------------------------------------------------
5
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(d) or (e) |_|


---------- ---------------------------------------------------------------------
6
           CITIZENSHIP OR PLACE OR ORGANIZATION

                    United States
-------------------------------------- -----------------------------------------
                                          7
              NUMBER OF                         SOLE VOTING POWER
               SHARES                                     166,667
             BENEFICIALLY
              OWNED BY
                EACH
              REPORTING
               PERSON
                WITH
                                       -----------------------------------------
                                          8
                                                SHARED VOTING POWER

                                                        0
                                       -----------------------------------------
                                          9
                                                SOLE DISPOSITIVE POWER
                                                     166,667
                                       -----------------------------------------
                                         10
                                                SHARED DISPOSITIVE POWER
                                                        0
---------- ---------------------------------------------------------------------
   11
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             166,667
---------- ---------------------------------------------------------------------
   12
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                    |_|

---------- ---------------------------------------------------------------------
   13
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                               5.2%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
                                                 IN
---------- ---------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------                       -----------------------------------
CUSIP No. 139818 10 8                         Page    6  of   11        Pages
----------------------                       -----------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON:           Alex Matrisciani
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

---------- ---------------------------------------------------------------------
2
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  |X|
                                                                  (b)  |_|

---------- ---------------------------------------------------------------------
3
           SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS
                    SC
---------- ---------------------------------------------------------------------
5
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(d) or (e) |_|


---------- ---------------------------------------------------------------------
6
           CITIZENSHIP OR PLACE OR ORGANIZATION

                    United States
------------------------------------- ------------------------------------------
                                          7
              NUMBER OF                         SOLE VOTING POWER
               SHARES                                    166,666
             BENEFICIALLY
              OWNED BY
                EACH
              REPORTING
               PERSON
                WITH
                                      ------------------------------------------
                                          8
                                                SHARED VOTING POWER

                                                        0
                                      ------------------------------------------
                                          9
                                                SOLE DISPOSITIVE POWER
                                                     166,666
                                      ------------------------------------------
                                         10
                                                SHARED DISPOSITIVE POWER
                                                       0
---------- ---------------------------------------------------------------------
   11
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             166,666
---------- ---------------------------------------------------------------------
   12
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES                                  |_|

---------- ---------------------------------------------------------------------
   13
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                               5.2%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
                                                 IN
---------- ---------------------------------------------------------------------

                                  SCHEDULE 13D


Item 1.    Security and Issuer.

     This statement is being filed jointly by Carmine Stella, Anthony Stella, Monty Matrisciani, Daniel Matrisciani and Alex Matrisciani. The filers of this statement are collectively referred to as the "Group" or "Reporting Persons."

     This statement relates to the Common Stock, $.001 par value per share ("Common Stock"), of Capital Beverage Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are presently located at 700 Columbia Street, Erie Basin, Brooklyn, New York 11231.

Item 2.    Identity and Background.

     (a) This statement is filed by (i) Carmine Stella (ii) Anthony Stella (iii) Monty Matrisciani, (iv) Daniel Matrisciani and (v) Alex Matisciani.

     (b) The business address of each Reporting Person is 700 Columbia Street, Erie Basin, Brooklyn, New York 11231.

     (c) Carmine Stella is a member of the Board of Directors and President and Chief Executive Officer of the Issuer. Anthony Stella is a Vice President of the Issuer. Monty Matrisciani and Alex Matrisciani are each employees of the Issuer. Daniel Matrisciani is a Vice President of the Issuer.

     (d) No member of the Group has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) No member of the Group has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such member of the Group being subject to a judgment, decree or a final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Each Reporting Person is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration.

     As of May 4, 2001, the Issuer and Prospect Beverages, Inc., a New York corporation ("Prospect") entered into an Asset Purchase Agreement (the "Purchase Agreement"), pursuant to which on June 29, 2001, the Issuer acquired certain assets and liabilities of Prospect (the "Asset Purchase").

     Pursuant to the Purchase Agreement, the Issuer purchased all of the assets of Prospect's business which related to Prospect's business of distributing beverages, including among other things, beer distribution rights, properties, rights, leases, interests, goods and customer lists of Prospect. The purchase price of the assets consisted of the assumption by the Issuer of certain liabilities of Prospect and the issuance of an aggregate of five hundred thousand (500,000) shares of the Common Stock of the Issuer to Monty Matrisciani, Daniel Matrisciani and Alex Matrisciani, shareholders of Prospect. In addition, Michael Matriciani, an officer of Prospect, joined the Board of Directors of the Issuer.

     As a condition to the closing of the Purchase Agreement, the parties thereto were required to enter into a voting agreement. As of June 29, 2001, Carmine Stella and Anthony Stella (collectively referred to herein as the "Capital Stockholders"), Monty Matrisciani, Michael Mastrisciani, Daniel Matrisciani and Alex Matrisciani (collectively referred to herein as the "Prospect Stockholders"), the Issuer and Prospect entered into a Voting Agreement (the "Voting Agreement").

     Commencing upon the first annual meeting of the Issuer's stockholders after June 29, 2001, which will be held not later than September 30, 2001 and during the term of the Voting Agreement, the parties agreed that the Issuer shall be governed by a Board of Directors (the "Board") of eight (8) members (or six (6) if the parties agree). Pursuant to the Voting Agreement, the directors shall serve for periods of one year (the first period commencing on the date of the annual meeting of stockholders or sooner if elected prior thereto) and until their successors are elected at the next annual meeting of the stockholders, at any special meeting, or by majority written consent, as the case may be. Pursuant to the Voting Agreement, the Board shall nominate and recommend to the stockholders of the Issuer eight (8) nominees (or six (6) as the case may be) for election to the Board, 50% of whom shall be chosen by the Prospect Stockholders in their sole and absolute discretion ("Prospect Nominees") and 50% of whom shall be chosen by the Capital Stockholders in their sole and absolute discretion (Capital Nominees"). The parties agreed that the Board shall not nominate a person for election whose employment has been terminated by the Issuer for cause.

     However, the Voting Agreement provides that if the securities of Issuer are no longer listed on The Nasdaq Smallcap Market ("Nasdaq"), the Board shall take immediate action to appoint the new board prior to the next annual meeting of shareholders. In addition, the Prospect Stockholders may request the Board, prior to the next annual meeting, to seek permission from Nasdaq to elect the new board prior to the next annual meeting of shareholders, without the need for such meeting. As of June 18, 2001, the securities of the Issuer are no longer listed on Nasdaq.

     Each Prospect Stockholder and each Capital Stockholder agreed that during the term of the Voting Agreement to vote, or cause to be voted, their respective shares of Common Stock of Issuer and any other shares acquired after the date hereof (less such shares sold pursuant to Rule 144 or in other open market transactions) (the "Shares"), in person or by proxy, in favor of the Prospect Nominees and Capital Nominees at every meeting of the stockholders of the Issuer at which directors are elected to the Board and at every adjournment thereof. Notwithstanding anything contained therein to the contrary, each Prospect Stockholder and Capital Stockholder may sell any of their Shares under Rule 144, or pursuant to an effective registration statement, at which time the Shares sold shall be free of any restrictions or obligations imposed by the Voting Agreement. In connection with any such sale, the Issuer shall provide, or cause to be provided, such instructions or opinions of counsel as are necessary to remove all legends from such Shares.

     Notwithstanding anything therein to the contrary, if any of the Capital Stockholders or any of the Prospect Stockholders ("Selling Holders") proposes, in a single transaction or a series of related transactions, to sell, dispose of or otherwise transfer a majority of such stockholders Shares (excluding sales made pursuant to Rule 144 or other sales in the open market), the Selling Holders shall refrain from effecting such transaction unless, prior to the consummation thereof, each of the other stockholders who are parties to the Voting Agreement shall have been afforded the opportunity to join in such transfer.

     Prior to the consummation of any such transaction, the person or group (the "Proposed Purchaser") that proposes to acquire securities in such transaction (the "Tag-Along Sale") shall offer (the "Tag-Along Purchase Offer") in writing to each of the other stockholders who are parties to the Voting Agreement the right to include a proportionate amount of their Shares in the proposed sale to the Proposed Purchaser equal to the proportionate amount of the Selling Holder's Shares being sold, at the same price and on the same terms and conditions as the Proposed Purchaser has offered to the Selling Holders. Each stockholder shall have five (5) days from the receipt of the Tag-Along Purchase Offer in which to accept the Tag-Along Purchase Offer.

     Carmine Stella owns 709,091 shares of the Issuer's Common Stock by virtue of receiving founder's stock.

     Anthony Stella owns 77,273 shares of the Issuer's Common Stock by virtue or receiving founder's stock.

     Monty Matrisciani owns 166,667 shares of the Issuer's Common Stock by virtue of the Asset Purchase.

     Daniel Matrisciani owns 166,667 shares of the Issuer's Common Stock by virtue of the Asset Purchase.

     Alex Matrisciani owns 166,666 shares of the Issuer's Common Stock by virtue of the Asset Purchase.

Item 4.    Purpose of Transaction.

     The Asset Purchase was consummated in order to complete the acquisition of the business of Prospect. See Item 3 above.

Item 5.    Interest in Securities of the Issuer.

     Mr. Carmine Stella beneficially owns 709,091 shares of the Issuer's Common Stock or 22.3% of the shares of Common Stock outstanding immediately following the Asset Purchase. Mr. Carmine Stella has the sole power to vote and direct the disposition of 709,091 shares of Issuer's Common Stock.

     Mr. Anthony Stella beneficially owns 77,273 shares of the Issuer's Common Stock, or 2.4% of the shares of Common Stock outstanding immediately following the Asset Purchase. Anthony Stella has the sole power to vote and direct the disposition of 77,273 shares of Issuer's Common Stock.

     Mr. Monty  Matrisciani  beneficially  owns  166,667  shares of the Issuer's
Common Stock, or 5.2% of the shares of Common Stock outstanding immediately following the Asset Purchase. Monty Matrisciani has the sole power to vote and direct the disposition of 166,667 shares of Issuer's Common Stock.

     Mr. Daniel Matrisciani beneficially owns 166,667 shares of the Issuer's Common Stock, or 5.2% of the shares of Common Stock outstanding immediately following the Asset Purchase. Daniel Matrisciani has the sole power to vote and direct the disposition of 166,667 shares of Issuer's Common Stock.

     Alex Matrisciani beneficially owns 166,666 shares of the Issuer's Common Stock, or 5.2% of the shares of Common Stock outstanding immediately following the Asset Purchase. Alex Matrisciani has the sole power to vote and direct the disposition of 166,666 shares of Issuer's Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Item 3 above.

Item 7.    Material to be Filed as Exhibits.

         The following documents are filed as exhibits:

1. Asset Purchase Agreement, dated as of May 4, 2001, between Capital Beverage Corporation and Prospect Beverages, Inc.

2. Voting Agreement, dated as of June 29, 2001, among Carmine Stella and Anthony Stella, Monty Matrisciani, Michael Matrisciani, Daniel Matrisciani and Alex Matrisciani, Capital Beverage Corporation and Prospect Beverages, Inc.

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

             July 9, 2001
              (Date)



                                 /s/ Carmine Stella
                                 ----------------------
                                     Carmine Stella




                                 /s/ Anthony Stella
                                 -----------------------
                                     Anthony Stella




                                 /s/ Monty Matrisiciani
                                 -------------------------
                                     Monty Matrisiciani




                                 /s/ Daniel Matrisiciani
                                 --------------------------
                                     Daniel Matrisiciani




                                 /s/ Alex Matrisiciani
                                 -----------------------
                                     Alex Matrisiciani